

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 23, 2017

Long Yi
Chief Financial Officer and Director
China Commercial Credit, Inc.
No. 1 Zhongying Commercial Plaza
Zhong Ying Road, Wujiang, Suzhou
Jiangsu Province, China

> **Re: China Commercial Credit, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 26, 2017**
> **File No. 333-217473**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **File No. 001-36055**

Dear Mr. Yi:

We have reviewed your annual report and have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   In order to conduct this offering on a Form S-3, you may be able to rely on General Instruction I.B.6 to Form S-3 given that your public float calculated pursuant to General Instruction I.B.1 of Form S-3 appears to be less than $75 million. Please revise the outside front cover of the prospectus to disclose the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6 and the amount of all securities offered during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Please refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

2.   Please revise your prospectus as appropriate, including the Prospectus Summary starting on page 1, to prominently disclose that your auditors have issued a going concern opinion.

Risk Factors, page 3

3.   Please revise to provide the risk factor disclosure as required by Item 3 of Form S-3 and Item 503(c) of Regulation S-K. In this regard, we note that your Form 10-K for the fiscal year ended December 31, 2016 does not provide a comprehensive list of your significant risks. Please also note that information required in the prospectus in response to Items 3 through 11 of the Form S-3, may be included in the prospectus through documents filed pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act that are incorporated or deemed incorporated by reference into the registration statement. Refer to Item 12(d) of Form S-3. As such, you may not incorporate by reference information found in a registration statement filed under the Securities Act of 1933, as amended.

Description of Capital Stock

Debt Securities, page 6

4.   Please revise this section to include a description of the type of events that constitute a default under the form of indenture and whether any evidence is required to be furnished as to the absence of default or as to compliance with the terms of the indenture, as required by Item 202(b)(6) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2016

Going Concern, page 1

5.   Under the "Financial Support" heading, you disclose that if necessary "the shareholders of Wujiang Luxiang will contribute more capital into Wujiang Luxiang." Please explain to us whether the shareholders' undertaking to contribute more capital is legally binding.

Direct Loans, page 18

6.   You disclose that in 2013 you were rated as "AAA" and eligible for government subsidies and that if you receive less than BBB rating, you will not be permitted to operate the online guarantee business, among other things. Please tell us how often your business is rated and whether your ability to continue as a going concern may impact your rating.

Non-interest Expenses, page 29

7.   Given the company's declining financial performance, please explain to us what drove the increase in salaries and what constitutes an "employee surcharge." Please also provide some context around disclosure related to $1,140,803 "in issuance of restricted to two financial consulting services providers." Please explain whether disclosure relates to issuance of equity and describe the nature of services provided by the consultants.

Executive Officers, Key Employees and Directors, page 39

8.   In future filings, for each director please revise your disclosure to include the specific experience, qualifications, attributes or skills which led the board to conclude that such person should service as a director of the company. Please refer to Item 401(e)(1) of Regulation S-K. For further guidance, please refer to Question 116.05 of Regulation S-K Compliance and Disclosure Interpretations found in the Commission's website.

Executive Compensation, page 42

9.   In accordance with Instruction 1 to Items 402(n)(2)(v) and (vi) of Regulation S-K, in future filings please include footnote disclosure to the Stock and Option Awards columns of the summary compensation table, as applicable, to disclose assumptions made in the valuation of these equity awards, by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or MD&A.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 44

10.   We note that on May 26, 2016 you entered into a stock purchase agreement pursuant to which you sold 2,439,025 shares in a private placement to Yue Lu (refer to Exhibit 10.1 attached to the Form 8-K filed on June 2, 2016). Based on the number of shares outstanding at the time of the filing of the Form 10-K, it appears that this investor would beneficially own more than 5% of your common stock. Please tell us why Mr. Lu is currently not listed as beneficially owning 2,439,025 shares in the beneficial ownership table.

Certain Relationships and Related Transactions, and Director Independence, page 45

11.   We note that Mr. Huichun Qin transferred $1,098,197 to his personal account on July 2, 2014 without proper authorization. In Note 27 to the Consolidated Financial Statements on page F-37, you disclose that your wholly-owned subsidiary, WFOE, filed a civil complaint against Mr. Qin with the Wujiang Region Suzhou City People's Court relating to this matter, which was dismissed on a procedural issue, and that you subsequently learned that Mr. Qin has been convicted and sentenced to a term of incarceration of approximately five years. To provide context to this disclosure, please explain to us the

facts behind Mr. Qin's sentencing, including whether to your knowledge, Mr. Qin's conviction and incarceration are related to any activities that he undertook while acting in his capacity as your Chief Executive Officer and Chairman. In addition, please explain the nature of your relationship with Chunjia Textile, a company you state is controlled by Mr. Qin and for which you provided financial guarantee service to guarantee loans of $196,001 as of December 31, 2016. We may have additional comments following the review of your response.

Notes to the Consolidated Financial Statements

Completion of Internal Review, page F-8

12.   We note your disclosure on page F-8 regarding the misappropriation of approximately $1.1 million by the former CEO and board member, Mr. Huichun Qin. We also note your disclosure on page F-34 that this amount was recorded as a deduction of the Company's equity as of December 31, 2015 and December 31, 2014. Please address the following:

- Tell us how you determined that this misappropriation of funds should be accounted for as a deduction of equity rather than as a loss in the income statement. Please provide the authoritative guidance you relied on to arrive at your conclusion. Also, please tell us and revise your filing to provide an update on the collection efforts you are pursuing to recover these funds.
- We also note from disclosure on page F-34 that Mr. Huichun Qin is the controlling shareholder of Chunjia Textile and that there are guarantees of approximately $622 thousand and $196 thousand outstanding as of December 31, 2015 and 2016, respectively. Please tell us when these guarantees were approved, including whether they were approved after the misappropriation of funds was discovered and how management considered the facts and circumstances detailed on page F-37 with regard to Mr. Qin and the entity he controls.

Please revise your future filings to clearly disclose all related party transactions and outstanding balances, including those for instance with Mr. Qin and his related entities for which he is a shareholder. Please provide us with your proposed disclosures.

(f) Allowance for loan losses, page F-10

13.   We note your policy on page F-10 that states the Company recognizes a charge-off when management determines that full repayment of a loan is not probable. Please tell us how you determined whether to charge-off loans more than one year past due as of December 31, 2016 and December 31, 2015 considering these balances represent approximately 57% and 23% of total loans in addition to approximately 97% and 96% of total loans are classified as "doubtful" and "loss" as of December 31, 2016 and 2015, respectively. Please refer to the disclosure on pages F-21 and F-22.

14.   We note your current allowance for loan losses and provision for loan loss disclosures on pages 27 and F-10. Please revise your future filings to explain how you determine the specific, general, and special reserves, similar to the disclosures provide on pages 17-18 since this is the methodology you use to determine the allowance for loan losses. Your current disclosure appears to only focus on comparison of the ending and beginning allowance for loan loss balances for purposes of determining the provision or reversal to the provision for loan losses to be recorded

(n) Financial guarantee service contract, page F-13

15.   We note that you have recorded guarantees paid on behalf of guarantee service customers of $11.6 million and $14 million as of December 31, 2016 and 2015, respectively, with corresponding accrued specific provisions of $11.6 million and $13.6 million as of these same time periods. Please tell us and revise your future filings to explain the following:

- How you determine the allowance for these guarantees paid on behalf of guarantee service customers;
- Why the specific provisions recorded are included as an accrual for financial guarantee services as a liability instead of an allowance account similar to that for your loans; and
- Compare and contrast how you determined an allowance for guarantees of 55% and 50% of guarantee amounts for fiscal years ended December 31, 2016 and 2015, respectively, to specific provisions of 100% and 97% for guarantees paid on behalf of guarantee service customers during these same time periods.

9. Loan Impairment, page F-25

16.   We note your definition of an impaired loan on page F-25. We also note on page F-24 that almost all of your loans are classified as either "doubtful" or "loss." Noting the definitions of "doubtful" and "loss" on page 18, please tell us how you determined these loans were not impaired. To the extent that these loans are considered impaired loans, please revise your future filings to provide all of the disclosures required by ASC 310-1-50-15.

17.   As a related matter, please tell us what criteria you use to identify loans that are individually evaluated for impairment. Please refer to ASC 310-10-35-14. Additionally, please tell us the balance of loans individually evaluated for impairment as of December 31, 2016 and revise future filings to disclose this balance as of each period end. We note disclosure on page F-23 of an allowance for loan losses for loans individually evaluated for impairment totaling $1,226,822 as of December 31, 2016 but no disclosure of the corresponding loan balances individually evaluated for impairment.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John A. Spitz, Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3369 with any other questions.

       Sincerely,

       /s/ Era Anagnosti

       Era Anagnosti
       Legal Branch Chief
       Office of Financial Services